ArcelorMittal Brasil and Votorantim sign agreement to combine their Brazilian long steel businesses

23 February 2017 - ArcelorMittal Brasil S.A. and Votorantim S.A. announce today the signing of a definitive agreement, pursuant to which Votorantim’s long steel businesses in Brazil, Votorantim Siderurgia, will become a subsidiary of ArcelorMittal Brasil and Votorantim will hold a minority stake in ArcelorMittal Brasil. Votorantim’s long steel operations in Argentina (Acerbrag) and Colombia (PazdelRío) were not included in the transaction.

The combination of the businesses will result in a long product steel producer with annual crude steel capacity of 5.6 million tonnes and annual rolling capacity of 5.4 million tonnes. Production facilities include ArcelorMittal Brasil’s sites at Monlevade, Cariacica, Juiz de Fora, Piracicaba and Itaúna, and Votorantim Siderurgia’s sites at Barra Mansa, Resende and its participation in Sitrel, in Três Lagoas. The merger is expected to generate cost, logistical and operational synergies. The combined businesses production facilities are geographically complementary, enabling closer proximity, and higher levels of service, to its customer base.

The transaction is subject to regulatory approvals in Brazil, including the approval of the Brazilian anti-trust authority CADE.

Until closing, ArcelorMittal Brasil and Votorantim Siderurgia will remain fully separate and independent companies.

About Votorantim

Votorantim is a 100% Brazilian company with a presence in 23 countries, employs over 47 thousand people around the world and will complete 100 years of activity in 2018.

Votorantim has a portfolio of businesses that are highly diversified, both in terms of geographic distribution and market segments. The portfolio is focused on strategic industry sectors: Cement, Zinc & by-products, Aluminum, Long Steel, Energy, Pulp, Orange Juice and Banking.

In 2015, Votorantim had consolidated net revenues of R$ 31.5 billion and EBITDA of R$ 7.0 billion, with total investments of over R$ 3.3 billion.

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and an industrial footprint in 19 countries. Guided by a philosophy to produce safe, sustainable steel, we are the leading supplier of quality steel in the major global steel markets including automotive, construction, household appliances and packaging, with world-class research and development and outstanding distribution networks.

Through our core values of sustainability, quality and leadership, we operate responsibly with respect to the health, safety and wellbeing of our employees, contractors and the communities in which we operate. For us, steel is the fabric of life, as it is at the heart of the modern world from railways to cars and washing machines. We are actively researching and producing steel-based technologies and solutions that make many of the products and components people use in their everyday lives more energy efficient.

We are one of the world’s five largest producers of iron ore and metallurgical coal and our mining business is an essential part of our growth strategy. With a geographically diversified portfolio of iron ore and coal assets, we are strategically positioned to serve our network of steel plants and the external global market. While our steel operations are important customers, our supply to the external market is increasing as we grow.

In 2015, ArcelorMittal had revenues of US$63.6 billion and crude steel production of 92.5 million tonnes, while own iron ore production reached 62.8 million tonnes. ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/